UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Advocat Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007586100

(CUSIP Number)

Ryan D. Thomas

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-7765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

Explanatory Note

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) constitutes the tenth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on May 20, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 28, 2011, Amendment No. 2 to Schedule 13D filed with the Commission on August 5, 2011, Amendment No. 3 to Schedule 13D filed with the Commission on August 15, 2011, Amendment No. 4 to Schedule 13D filed with the Commission on September 29, 2011, Amendment No. 5 to Schedule 13D filed with the Commission on November 22, 2011, Amendment No. 6 to Schedule 13D filed with the Commission on January 13, 2012, Amendment No. 7 to Schedule 13D filed with the Commission on May 11, 2012, Amendment No. 8 to Schedule 13D filed with the Commission on May 16, 2012 and Amendment No. 9 to Schedule 13D filed with the Commission on June 5, 2012 (“Amendment No. 9”). This Amendment No. 10 is being filed by the Reporting Persons to amend Item 4 and Item 7 below. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 9.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

On June 12, 2012, Covington issued an open letter to shareholders of the Issuer through a press release in response to the Issuer’s announcement of the voting results of its annual shareholders meeting. A copy of the press release is attached hereto as Exhibit K and is incorporated herein by reference. As described in more detail in the press release, Covington was surprised by the Issuer’s positive reaction to the voting results and disagreed with the Issuer’s on-going assertion that the views of its Board of Directors are in alignment with those of its broader shareholder base.

Covington’s press release stated that one only has to parse through the actual results of the shareholder vote to see the notable lack of support from independent, non-director shareholders despite assertions by the Issuer that the results of the annual meeting show strong support for the Issuer’s leadership and continuing execution of its strategic plans.

Covington’s press release stated that the fact that the majority of shares (other than those belonging to the Chairman and Vice Chairman of the Issuer) voted “WITHHOLD” rather than “FOR” directors is a strong signal from the Issuer’s shareholders that they are unhappy with the Issuer’s performance and decision not to engage in discussions with Covington regarding its acquisition proposal.

In concluding the press release, Covington urged the Issuer’s Board to engage with Covington to give shareholders and its employees a choice and allow their voices to be heard.

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Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit K. Press Release, dated June 12, 2012.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 13, 2012

COVINGTON HEALTH GROUP, LLC*

By:	/s/ John E. McMullan

Name:	John E. McMullan
Title:	Manager

CAMDEN REAL ESTATE COMPANY*

By:	/s/ John F. McMullan

Name:	John F. McMullan
Title:	President

/s/ John E. McMullan*
John E. McMullan

/s/ John F. McMullan*
John F. McMullan

/s/ Joseph T. Watters, III*
Joseph T. Watters, III

*	By Attorney-in-Fact, pursuant to Power of Attorney

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

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